# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SAFETY PRODUCTS, INC., CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001704898
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Andrew J. Astore, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- JLA Realty Associates, LLC (CIK 0001704898): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 992; sole dispositive power 0; shared dispositive power 992; aggregate amount beneficially owned 992 (0.03% of the class)
- SJC Lending, LLC (CIK 0002090015): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,727; sole dispositive power 0; shared dispositive power 4,727; aggregate amount beneficially owned 4,727 (0.16% of the class)
- CASPI STEVEN (CIK 0001399887): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,719; sole dispositive power 0; shared dispositive power 5,719; aggregate amount beneficially owned 5,719 (0.19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SAFETY PRODUCTS, INC.
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Comment: This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D originally filed by certain of the Reporting Persons on July 2, 2025, as amended (the "Schedule 13D"), and relates to the Common Stock of Universal Safety Products, Inc. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and restated as follows:

The aggregate purchase price of the 992 Shares beneficially owned by JLA were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $(785,916), including brokerage commissions.

The 4,727 Shares beneficially owned by SJC consist of Shares received upon conversion of that certain Convertible Promissory Note due August 12, 2026 in original principal amount of $1,100,000 (the "August Convertible Note") and that certain Convertible Promissory Note due September 25, 2026 in original principal amount $1,650,000 (the "September Promissory Note" and together with the August Convertible Note, the "Convertible Notes") The Convertible Notes were acquired by SJC pursuant to a Securities Purchase Agreement (the "SPA") with the Issuer dated August 13, 2025. The Convertible Notes were purchased by SJC under the SPA with working capital. The Convertible Notes convert into Shares at a price equal to the greater of (i) $1.00 per share (the "Floor Price"), which Floor Price shall not be adjusted for stock dividends, stock splits, stock combinations and other similar transactions and (ii) 20% discount to the Company's lowest VWAP (as defined in the Convertible Notes) on any Trading Day (as defined in the Convertible Notes) during the ten Trading Days immediately prior to the date of conversion into Shares, but not greater than $10.00 per share (the "Maximum Price"), which Maximum Price shall be adjusted for stock dividends, stock splits, stock combinations and other similar transactions

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 3,028,362 Shares outstanding as of May 15, 2026, which is the total number of Shares outstanding as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2026.

As of the date hereof, JLA beneficially owned 992 Shares of the Issuer.

Percentage: Less than 1%

As of the date hereof, SJC beneficially owned 4,727 Shares of the Issuer.

Percentage: Less than 1%

As of the date hereof, Mr. Caspi, as the Manager of JLA and SJC, may be deemed to beneficially own the 5,719 Shares beneficially owned in the aggregate by JLA and SJC.

Percentage: Less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated as follows:

(i) JLA:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 992
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 992

(ii) SJC:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,727
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,727

(iii) Mr. Caspi:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,719
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,719
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated as follows:

The transactions in the Shares by each of the Reporting Persons since the filing of Amendment No. 4 are set forth in Exhibit 1 and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is amended and restated as follows:

On May 15, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following:

On May 15, 2026, SJC and Ault Lending entered into Amendment No. 1 to the Purchase Agreement ("Amendment No. 1 to the Purchase Agreement") pursuant to which the parties agreed to amend the Purchase Agreement to provide for an adjustment in the number of Shares to be sold in the second closing under the Purchase Agreement from 200,000 to 185,000, and to make a corresponding change in the principal amount of the Second Closing Note from $1,150,000 to $1,063,750. Other than this change in principal amount, the terms of the Second Closing Promissory Note remained substantially unchanged from the terms of the Second Closing Promissory Note.

Also on May 15, 2026, SJC converted in accordance with its terms the September Convertible Note for a number of Shares equal to 185,576. Pursuant to the Purchase Agreement, as amended by Amendment No. 1, the second closing under the Purchase Agreement occurred on May 15, 2026, at which time Ault Lending purchased 185,000 Shares from SJC and issued the Second Closing Promissory Note in a principal amount of $1,063,750.

The foregoing descriptions of Amendment No. 1 to the Purchase Agreement and the Second Closing Promissory Note are not meant to be complete and are qualified in their entirety by reference to the full text of Amendment No. 1 to the Purchase Agreement and the form of Second Closing Promissory Note, which are attached hereto as Exhibits 99.1 and 99.2 respectively and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Transactions in the Securities of the Issuer Since the Filing of Amendment No. 4

Exhibit 99.1 - Amendment No. 1 to the Stock Purchase Agreement, dated as of May 15, 2026, by and between SJC Lending, LLC and Ault Lending, LLC

Exhibit 99.2 - Form of Second Closing Promissory Note

## Signatures
- JLA Realty Associates, LLC: /s/ Steven J. Caspi, Steven J. Caspi, Manager (05/19/2026)
- SJC Lending, LLC: /s/ Steven J. Caspi, Steven J. Caspi, Sole Member (05/19/2026)
- CASPI STEVEN: /s/ Steven J. Caspi, Steven J. Caspi (05/19/2026)